Exhibit 99.1

Guarantor Financial Information

Albemarle Wodgina Pty Ltd (the “Issuer”), a wholly owned subsidiary of Albemarle Corporation, issued $300,000,000 aggregate principal amount of 3.45% Senior Notes due 2029 (the “Senior Notes”) in November 2019. The Senior Notes are fully and unconditionally guaranteed (the “Guarantee”) on a senior unsecured basis by Albemarle Corporation (the “Company”). No direct or indirect subsidiaries of the Company guarantee the Senior Notes (such subsidiaries are referred to as the “Non-Guarantors”).

The Issuer owns the Company’s proportionate share of assets, liabilities, revenue and expenses of the unincorporated joint venture for the exploration, development, mining, processing and production of lithium and other minerals (other than iron ore and tantalum) from the Wodgina spodumene mine and for the operation of the Kemerton assets in Western Australia (together, the “Wodgina Project”).

The Company conducts its U.S. Bromine Specialties and Catalysts operations directly, and conducts its other operations (other than operations conducted through the Issuer) through the Non-Guarantors.

The Senior Notes are the Issuer’s senior unsecured obligations and rank equally in right of payment to the senior indebtedness of the Issuer, effectively subordinated to all of the secured indebtedness of the Issuer, to the extent of the value of the assets securing that indebtedness, and structurally subordinated to all indebtedness and other liabilities of its subsidiaries. The Guarantee is the senior unsecured obligation of the Company and ranks equally in right of payment to the senior indebtedness of the Company, effectively subordinated to the secured debt of the Company to the extent of the value of the assets securing the indebtedness and structurally subordinated to all indebtedness and other liabilities of its subsidiaries.

For cash management purposes, the Company transfers cash among itself, the Issuer and the Non-Guarantors through intercompany financing arrangements, contributions or declaration of dividends between the respective parent and its subsidiaries. The transfer of cash under these activities facilitates the ability of the recipient to make specified third-party payments for principal and interest on the Issuer and/or the Company’s outstanding debt, common stock dividends and common stock repurchases. There are no significant restrictions on the ability of the Issuer or the Company to obtain funds from subsidiaries by dividend or loan.

The following tables present summarized financial information for the Company and the Issuer on a combined basis after elimination of (i) intercompany transactions and balances among the Issuer and the Company and (ii) equity in earnings from and investments in any subsidiary that is a Non-Guarantor. Each entity in the combined financial information follows the same accounting policies as described herein and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Summarized Statement of Operations $ in thousands	Three months ended March 31, 2020	Year ended December 31, 2019
Net sales(a)	$404,116	$1,847,927
Gross profit	104,173	488,248
Loss before income taxes and equity in net income of unconsolidated investments(b)	(33,648)	(94,118)
Net loss attributable to the Company and the Issuer	(31,035)	(134,289)

(a)	Includes net sales to Non-Guarantors of $200.5 million and $1,011.7 million for the three months ended March 31, 2020 and year ended December 31, 2020, respectively.
(b)	Includes intergroup interest expense to Non-Guarantors of $38.7 million and $147.7 million for the three months ended March 31, 2020 and year ended December 31, 2020, respectively.

Summarized Balance Sheet $ in thousands	March 31, 2020	December 31, 2019
Current assets(a)	$853,463	$865,228
Net property, plant and equipment	2,422,889	2,357,193
Other non-current assets	289,453	303,851
Current liabilities(b)	$945,706	$1,130,484
Long-term debt	2,002,298	1,754,099
Other non-current liabilities(c)	7,234,363	7,186,392

(a)	Includes receivables from Non-Guarantors of $148.4 million and $195.8 million at March 31, 2020 and December 31, 2019, respectively.
(b)	Includes current payables to Non-Guarantors of $338.8 million and $318.8 million at March 31, 2020 and December 31, 2019, respectively.
(c)	Includes non-current payables to Non-Guarantors of $6.4 billion and $6.3 billion at March 31, 2020 and December 31, 2019, respectively.

The Senior Notes are structurally subordinated to the indebtedness and other liabilities of the Non-Guarantors. The Non-Guarantors are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Indenture under which the Senior Notes were issued, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that the Company has to receive any assets of any of the Non-Guarantors upon the liquidation or reorganization of any Non-Guarantor, and the consequent rights of holders of the Senior Notes to realize proceeds from the sale of any of a Non-Guarantor’s assets, would be effectively subordinated to the claims of such Non-Guarantor’s creditors, including trade creditors and holders of preferred equity interests, if any, of such Non-Guarantor. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of the Non-Guarantors, the Non-Guarantors will pay the holders of their debts, holders of preferred equity interests, if any, and their trade creditors before they will be able to distribute any of their assets to the Company.

The Senior Notes are obligations of the Issuer. The Issuer’s cash flow and ability to make payments on the Senior Notes could be dependent upon the earnings it derives from the production from the joint venture for the Wodgina Project (the “Joint Venture”). Absent income received from sales of its share of production from the Joint Venture, the Issuer’s ability to service the Senior Notes could be dependent upon the earnings of the Company’s subsidiaries and other joint ventures and the payment of those earnings to the Issuer in the form of equity, loans or advances and through repayment of loans or advances from the Issuer.

The Issuer’s obligations in respect of the Joint Venture are guaranteed by the Company. Further, under the Joint Venture pursuant to a deed of cross security between the Issuer, the joint venture partner and the manager of the project (the “Manager”), each of the Issuer, and the joint venture partner have granted security to each other and the Manager for the obligations each of the Issuer and the joint venture partner have to each other and to the Manager. The claims of the joint venture partner, the Manager and other secured creditors of the Issuer will have priority as to the assets of the Issuer over the claims of holders of the Senior Notes.

As of March 31, 2020, the Company and its subsidiaries had consolidated total debt of approximately $3.14 billion, of which $1.46 billion is indebtedness of the Company’s subsidiaries (or $1.10 billion excluding the Issuer).

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